Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Three Months
						Ended
	Year Ended September 30,					December 31,
(dollars in thousands)	2012*	2013	2014	2015	2016	2016
Fixed Charges Computation
Interest expensed and capitalized (1)	$38,809	$37,100	$44,768	$58,681	$39,312	$8,080
Amortized premiums, discounts, and capitalized expenses related to indebtedness	14,184	5,841	2,175	6,179	3,973	930
Reasonable approximation of interest within rental expense	3,106	3,454	3,342	3,437	3,615	967

Total Fixed Charges and Preferred Equity Dividends	$56,099	$46,395	$50,285	$68,297	$46,900	$9,977

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(16,454)	$12,209	$20,576	$37,932	$72,479	$10,587
Plus
Fixed charges	56,099	46,395	50,285	68,297	46,900	9,977
Minus
Interest capitalized	137	192	427	585	837	89
Total Earnings	$39,508	$58,412	$70,434	$105,644	$118,542	$20,475

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.70	1.26	1.40	1.55	2.53	2.05

*   The deficiency of earnings to fixed charges for the year ended September 30, 2012 was $16.6 million.

(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.